REINVENT TECHNOLOGY PARTNERS

215 Park Avenue, Floor 11

New York, NY 10003

July 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford
Geoffrey Kruczek
Mindy Hooker
Anne McConnell

RE:	Reinvent Technology Partners (the “Company”)
Registration Statement on Form S-4
File No. 333-254988

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-254988) be accelerated by the Securities and Exchange Commission to 4:45 p.m. Washington D.C. time on July 16, 2021, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Christopher Barlow of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3972 and that such effectiveness also be confirmed in writing.

Very truly yours,

Reinvent Technology Partners

By:	/s/ Michael Thompson
Name: Michael Thompson
Title: Chief Executive Officer

cc:	David Cohen
Reinvent Technology Partners

cc:	Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP